77D Policies with respect to security investment PIMCO Renaissance and Value Funds may each invest up to 25% of its assets in foreign securities. This percentage limitations does not apply to American Depository Receipts
(ADRs), in which the funds may invest without limit (subject, of course, to their other investment policies and restrictions).